Interim Financial Information

Flex LNG Ltd.

Second Quarter 2021
August 17, 2021

1	Flex LNG Ltd. Second Quarter Results 2021

August 17, 2021 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the second quarter and six months ended June 30, 2021.

Highlights:
•Revenues of $65.8 million for the second quarter 2021, compared to $81.3 million for the first quarter 2021.
•Net income of $12.7 million and earnings per share of $0.24 for the second quarter 2021, compared to net income of $47.2 million and earnings per share of $0.88 for the first quarter 2021.
•Average Time Charter Equivalent1 ("TCE") rate of $57,780 per day for the second quarter 2021, compared to $75,399 per day for the first quarter 2021.
•Adjusted EBITDA1 of $46.8 million for the second quarter 2021, compared to $64.0 million for the first quarter 2021.
•Adjusted net income1 of $15.7 million for the second quarter 2021, compared to $34.2 million for the first quarter 2021.
•Adjusted earnings per share1 of $0.29 for the second quarter 2021, compared to $0.64 for the first quarter 2021.
•Since April 2021, the Company has secured long-term time charter contracts for six vessels with aggregate firm periods of 20 years with charterer's options which could extend this to 40 years. More detail on the specific contracts has been detailed in the Business Update section of this report.
•In May 2021, the Company completed its newbuilding program following successful delivery of its thirteenth newbuilding LNG carrier, Flex Vigilant.
•In August 2021, an option was declared extending the variable rate time charter with an international energy major for Flex Amber, by an additional one year.
•In August 2021, the Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program announced in November 2020, from $14.00 to $15.00.
•As at the date of this report, the Company has repurchased 900,000 shares at an aggregate cost of $8.3 million, or $9.22 per share, in accordance with the share buy-back program.
•The Board of Directors has declared a cash dividend for the second quarter of $0.40 per share.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

2	Flex LNG Ltd. Second Quarter Results 2021

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We are pleased to announce second quarter results in line with our guidance with revenues and adjusted net income of $65.8m and $15.7m respectively. In the second quarter we took delivery of our last newbuilding Flex Vigilant on May 31, which commenced a minimum three-year charter following delivery. We thus have 13 state-of-the-art large LNG carriers on the water. As the market and outlook have significantly improved recently due to strong LNG demand, we have acted on opportunities to add substantial length to our charter backlog with six new attractive long-term charters executed during the second quarter with an aggregate minimum duration of 20 years. As of today, we have booked 96 per cent of the available days for the year but remain exposed to the general market through one ship trading spot and three ships on variable hire. As ships are rolling onto new contracts, we do expect revenues to grow steadily in the second half of the year. With a very healthy cash position, industry low cash break-even levels and high earnings visibility we thus remain well positioned.”

Business Update
In April 2021, the Company entered into fixed rate time charter agreements with Cheniere Marketing International ("Cheniere") for four LNG carriers with the option for a fifth LNG carrier. Under the agreements: Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the first quarter 2025; Flex Vigilant was delivered to Cheniere ex-yard in May 2021 with a firm period ending in the second quarter 2024; Flex Ranger was delivered to Cheniere in August 2021 with a firm period ending in the first quarter 2025. The fourth vessel will be delivered to Cheniere in the third quarter 2022 with a firm period expected to be ending in the first quarter 2026. Cheniere will also have the option to add a fifth vessel during the third quarter of 2022 with a firm period expected to be ending in the first quarter 2026. Under each time charter agreement, Cheniere has options to extend each vessel by up to two additional years. The time charter agreements remain subject certain customary closing conditions in connection with the delivery and acceptance of each vessel.

In April 2021, the Company entered into a fixed rate time charter agreement with a large Asian-based energy company for the vessel, Flex Freedom. The time charter commenced at the end of April 2021 and has a firm period ending in the first quarter 2022.

In May 2021, the Company entered into a fixed rate time charter agreement with an international trading house for the vessel, Flex Constellation. The time charter commenced in May 2021 and has a firm period ending in the second quarter 2024 with options to extend by up to three years.

In May 2021, the Company agreed a fixed rate time charter agreement with an LNG portfolio player, for a minimum firm period of either three or five years for Flex Freedom. The Charter will commence in the first quarter 2022 in direct continuation of its existing time charter and the Charterer will declare the firm period in the third quarter 2021. The Charterer has the option to extend the period by an additional two years bringing the total period to either five or seven years.

3	Flex LNG Ltd. Second Quarter Results 2021

In May 2021, the Company successfully completed its newbuilding program following delivery of its thirteenth and final newbuilding LNG carrier, Flex Vigilant, which was constructed in South Korea at Hyundai Samho Heavy Industries Co. Ltd. (“HSHI”). Subsequent to delivery, the vessel was chartered out to Cheniere with a firm period ending in the second quarter 2024.

In August 2021, the Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program approved in November 2020, from $14.00 to $15.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The other terms of the program remain unchanged. The Company has repurchased an aggregate of 900,000 ordinary shares, equivalent 1.7%, of the total issued ordinary shares, under the share buyback program approved in November 2020. The shares are held as treasury shares, and have been purchased at an weighted average price of NOK 79.14, or $9.22, per share. Remaining capacity under the share buy-back program is for an aggregate of 3,210,584 ordinary shares. The Company will continue to seek maximization of shareholder values and any potential future purchase of shares will depend on legal requirements, market conditions, stock price, alternative use of capital and other factors.

In August 2021, an option was declared extending the variable rate time charter with an international energy major for Flex Amber, by an additional one year. The time charter was originally due to expire in the third quarter 2021 and will now expire in the third quarter 2022. The charterer has the option to extend the time charter by an additional one year.

Additionally, options were declared on Flex Aurora and Flex Resolute, which extended their fixed rate time charters by an additional six months on each charter at attractive rates.

Following the delivery of the three newbuildings in 2021, the Company has all thirteen vessels on the water. The Company's fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: nine vessels with M-type Electronically Controlled Gas Injection ("MEGI"); and four vessels, including our final newbuilding, with Generation X Dual Fuel ("XD-F") propulsion systems. Three of our MEGI vessels are equipped with Full Re-liquefaction Systems ("FRS") and four of our MEGI vessels are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the active boil off rate to 0.035% and 0.075%, respectively. The remaining six vessels have a passive boil off rate of 0.085%. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost. The Company has a mixed portfolio of long-term time charters, both market linked and fixed rate, as well as vessels on the spot market, which allows for the Company to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin). This is expected to enhance our customer relationships through shorter distances to load ports leading to increased utilization of our fleet.

4	Flex LNG Ltd. Second Quarter Results 2021

Results for the three months ended June 30, 2021 and March 31, 2021
The Company reported vessel operating revenues of $65.8 million for the second quarter 2021, compared to $81.3 million in the first quarter 2021. The decrease was primarily due to normal seasonality in the LNG shipping sector with lower time charter equivalent rates in the second quarter 2021 compared to the first quarter 2021.
Voyage expenses were $1.0 million in the second quarter 2021, compared to $1.3 million in the first quarter 2021.

Vessel operating expenses were $15.5 million in the second quarter 2021, compared to $14.3 million in the first quarter 2021. The increase is because of a a full period of operation for Flex Volunteer and the delivery of Flex Vigilant in May 2021. Additionally, the COVID-19 pandemic has adversely impacted our vessel operating expenses in both quarters due to overlapping crew expenses from quarantining, increased travel costs, increased lube oil prices and the additional costs of transporting spares and services to our vessels compared to similar periods prior to the pandemic.

Depreciation was $17.1 million in the second quarter 2021, compared to $16.2 million in the first quarter 2021.

Interest expense was $14.0 million in the second quarter 2021, compared to $13.5 million in the first quarter 2021.

The Company recorded a net loss on derivatives of $2.8 million in the second quarter 2021, which includes an unrealized loss of $1.1 million. This compares to a net gain of $12.9 million in the first quarter 2021, of which $14.6 million was unrealized gain.

Net income for the second quarter 2021 was $12.7 million and earnings per share of $0.24, compared to a net income of $47.2 million and earnings per share of $0.88 for the first quarter 2021.

Adjusted EBITDA2 was $46.8 million for the second quarter 2021, compared to $64.0 million for the first quarter 2021.

Adjusted net income2 for the second quarter 2021 was $15.7 million and adjusted earnings per share $0.29, compared to an adjusted net income of $34.2 million and adjusted earnings per share of $0.64 for the first quarter 2021.

The time charter equivalent rate2 for the second quarter 2021 was $57,780 per day compared to $75,399 per day for the first quarter 2021.

5	Flex LNG Ltd. Second Quarter Results 2021

Results for the six months ended June 30, 2021 and June 30, 2020
Vessel operating revenues were $147.1 million for the six months ended June 30, 2021 compared to $63.9 million for the six months ended June 30, 2020. The increase is primarily due the delivery of seven newbuildings between July 2020 and May 2021, increasing the fleet size to thirteen operating vessels, additionally, the time charter equivalent rate improved.

Voyage expenses were $2.3 million for the six months ended June 30, 2021 compared to $1.5 million for the six months ended June 30, 2020.

Vessel operating expenses for the six months ended June 30, 2021, amounted to $29.7 million compared to $14.0 million for the six months ended June 30, 2020. The increase is primarily due to the increase in the fleet as described above.

Depreciation for the six months ended June 30, 2021 amounted to $33.4 million compared to $17.2 million for the six months ended June 30, 2020. The increase was due to the increase in the fleet as described above.

Interest expense was $27.5 million in the six months ended June 30, 2021, compared to $19.6 million in the six months ended June 30, 2020. The increase in interest expense was due to the increase in debt following the drawdown of $636.5 million in aggregate under the $629 Million Facility between July 2020 and May 2021, drawdown of the $156.4 million Flex Amber Sale and Leaseback in October 2020 and the drawdown of $100 million under the $125 Million Facility, for Flex Volunteer.

The Company recorded a net gain on derivatives of $10.2 million, of which $13.5 million was unrealized gain, in the six months ended June 30, 2021, compared to a net loss of $28.6 million, of which $28.0 million was an unrealized loss, in the six months ended June 30, 2020. As at June 30, 2021, total amortized notional value of interest rate swaps was $722.1 million, with weighted average fixed rates of interest of 1.13%, compared to $610.0 million as at June 30, 2020, with weighted average fixed rates of interest of 1.31%.

The Company reported a net income of $60.0 million and earnings per share of $1.12 for the six months ended June 30, 2021, compared to a net loss of $21.5 million and loss per share of $0.40 for the six months ended June 30, 2020.

Adjusted EBITDA2 for the six months ended June 30, 2021, was $110.8 million compared to $45.2 million for the six months ended June 30, 2020.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

6	Flex LNG Ltd. Second Quarter Results 2021

Adjusted net income2 for the six months ended June 30, 2021, was $49.9 million and adjusted earnings per share $0.93, compared to an adjusted net income of $8.6 million and adjusted earnings per share of $0.16 for the six months ended June 30, 2020.

The time charter equivalent rate2 for the six months ended June 30, 2021, was $66,340 per day compared to $57,164 per day for the six months ended June 30, 2020.

Cash Flow for the three months ended June 30, 2021, and March 31, 2021
Total cash, cash equivalents and restricted cash was $144.2 million as at June 30, 2021, an increase of $5.1 million during the second quarter 2021.

Net cash provided by operating activities in the second quarter 2021 was $47.3 million, compared to $43.9 million in the first quarter 2021. Net cash provided by operating activities for the second quarter 2021 included net income, after adjusting for non-cash items, of $29.7 million, compared to $48.4 million in the first quarter 2021. The Company had positive working capital adjustments of $17.6 million for the second quarter 2021, compared to negative working capital adjustments of $4.5 million in the first quarter 2021.

Net cash used in investing activities in the second quarter 2021 was $129.3 million, compared to $136.9 million used in the first quarter 2021. In the second quarter 2021, the Company took delivery of Flex Vigilant making a final payment of $127.0 million and had a total additional capital expenditure of $2.3 million. In the first quarter 2021, the Company took delivery of the Flex Freedom and Flex Volunteer making final payments of $4.7 million and $127.0 million respectively, under the purchase agreements, net of $235.6 million already prepaid in prior periods, and had a total additional capital expenditure of $5.1 million on the newbuilding vessels.

Net cash provided by financing activities was $87.1 million in the second quarter 2021, compared to $103.0 million used in the first quarter 2021. Net cash provided by financing activities in the second quarter 2021 includes $123.3 million drawn under the $629 Million Facility in relation with the delivery of Flex Vigilant in May 2021. This was offset by regular repayments of long-term debt of $12.5 million, dividend payments of $21.3 million.

Balance Sheet as at June 30, 2021
In the six months ended June 30, 2021, there were additions of $555.8 million to vessels and equipment primarily due to delivery of Flex Freedom, Flex Volunteer and Flex Vigilant in 2021. This was offset by a depreciation charge of $33.4 million, bringing the balance of vessels and equipment to $2,378.9 million as at June 30, 2021 compared to $1,856.5 million as at December 31, 2020.

7	Flex LNG Ltd. Second Quarter Results 2021

In the six months ended June 30, 2021, we completed our newbuilding program and all of our vessel purchase prepayments of $289.6 million as at December 31, 2020, were fully transferred to vessels and equipment, upon delivery of Flex Freedom, Flex Volunteer and Flex Vigilant.

As at June 30, 2021, total long-term debt was $1,633.0 million, compared to $1,401.5 million as at December 31, 2020. Increase in debt is related to the aforementioned deliveries of newbuildings and specifically: drawdown of $123.3 million under the $629 Million Facility; drawdown of $125 million under the $125 Million Facility, drawdown of $20 million from the addendum to the $100 Million Facility; and amortization of debt issuance costs of $2.4m. This was offset by regular repayments of debt of $32.5 million, scheduled reduction of $1.4 million on the committed amount on the revolving tranche of the $100 Million Facility and $5.3 million of capitalized debt issuance costs. As at June 30, 2021, the current portion of long-term debt was $77.7 million compared to $64.5 million as at December 31, 2020.

Finance update
In six months ended June 30, 2021, the Company signed an addendum to the $100 Million Facility in March 2021, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

As at June 30, 2021, the Company had cash and cash equivalents of $144.2 million, which includes fully drawn revolving credit facilities, under the $100 Million Facility and the $125 Million Facility, of $90.4 million.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As at June 30, 2021, the Company has fixed the interest rate on a total amortized notional principal of $722.1 million with a weighted average fixed interest rate of 1.13%. For more information see Note 11: Financial Instruments.

8	Flex LNG Ltd. Second Quarter Results 2021

LNG Market Update
The LNG market experienced its typical seasonal downward adjustment in March and April when both freight and product market fell from all-time high levels at the start of the year. After the Asian Japan/Korea Marker (“JKM”) front month prices hit a peak of $32.5 per metric million British thermal units ("mmbtu") on January 13, 2021, the JKM fell to about $5.6 per mmbtu by early March. A similar correction was seen in the freight market where headline spot rates for modern two stroke tonnage fell from $185,000 per day in week 2 to $39,000 per day in week 9 according to Fearnleys. Fearnleys use a grading system to indicate the ballast bonus sentiment in the market from a Level 1, up to the highest, Level 10, which, if included, will result in an achieved TCE above the headline spot rate. The headline spot rates mask that ballast bonus sentiment was at its highest level, 10, in week 2 meaning owners were paid for positioning of the ship as well as full round trip economics. This means spot voyages could generate well above headline spot rates. Ballast bonus sentiment in week 9 were however at 3 meaning owners typically were not paid full ballast bonus and received no positioning compensation resulting in lower round-trip economics than headline spot rate.

The freight market was also impacted by 19 LNG Carrier ("LNGC") newbuilding deliveries in the first quarter representing 36.5% of the 52 LNGC newbuildings expected to be delivered in 2021 according to Fearnleys. However, the seasonal market adjustment was significantly shallower than in the previous years due to strong Asian demand driving up sailing distances, a long and cold European winter as well as generally low inventory levels incentivizing restocking demand. Consequently, JKM has rebounded and is currently trading at about $17/mmbtu which is the highest seasonal level since 2014, although oil price was much higher at that time than the $70 per barrel today. Given the low gas inventory levels in Europe, which is at five year low, European gas prices are also at elevated levels with the front month Dutch European Title Transfer Facility ("TTF") front month price trading at about $15/mmbtu which is all time high.

Gas prices are expected to stay at elevated levels for the winter season 2021/22 with JKM prices in the range of $17 to $18 per mmbtu as quoted by Chicago Merchantile Exchange, or CME. This is oil energy equivalent of more than $100 per barrel with a very high spread versus US gas prices of around $4 per mmbtu. Furthermore, low gas inventory levels and a 66% probability of another La Niña winter according to the US National Oceanic and Atmospheric Administration, or NOAA, coupled with increased economic activity is expected to continue to drive demand. A La Niña winter typically results in colder weather in the Northern Hemisphere like in 2011/12, 2016/17 and 2020/21, thus driving increased heating demand. While the LNG product market grew by about 1% in 2020, Energy Aspect expect growth to pick up with export growth of 25.7 million tonnes ("mt") in 2021, corresponding to 7.1% growth. Export growth for 2022 and 2023 are expected to be 21.8 mt and 17.4 mt respectively with about 55% of the export growth from North America, which generally have longer sailing distances to the end consumer markets than other export regions thus driving more incremental shipping demand all other things being equal.

9	Flex LNG Ltd. Second Quarter Results 2021

While 52 LNGC newbuildings are expected to be delivered in 2021 according to Fearnleys, newbuilding deliveries are expected to tail off to 32 and 37 deliveries in 2022 and 2023 respectively. With several new export projects expected to start-up in 2024/25, newbuilding orders have picked up in 2021. As of August 5, 33 LNGC new orders have been placed compared to a total of 34 LNGC newbuildings in 2020 according to industry sources. The vast majority of these ships being linked to a long-term charter following delivery. However, this is still well below the 61 and 52 LNGC newbuilding orders in 2018 and 2019. With the uptick in newbuilding orders at yards, particularly large containerships, as well as increased steel prices, newbuilding prices have picked up from a low of $180m in 2020 to more than $200m according to industry sources.

10	Flex LNG Ltd. Second Quarter Results 2021

Second Quarter 2021 Result Presentation

Flex LNG will release its financial results for the second quarter 2021 on Tuesday August 17, 2021.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/avo2fcyt

Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 210 33 922
United Kingdom: +44 (0) 203 0095 709
United Kingdom (local): 0844 493 6766
United States, New York: +1 646 787 1226
United States: +1 866 280 1157

Confirmation Code: 5555758

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

11	Flex LNG Ltd. Second Quarter Results 2021

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political

12	Flex LNG Ltd. Second Quarter Results 2021

conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

13	Flex LNG Ltd. Second Quarter Results 2021

Board of Directors of Flex LNG Ltd.

August 17, 2021

David McManus
Chairman of the Board of Directors

Steen Jakobsen	Ola Lorentzon
Director	Director

Nikolai Grigoriev
Director

14	Flex LNG Ltd. Second Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2021	2021	2020	2021	2020
Vessel operating revenues		65,843	81,260	25,753	147,103	63,945
Voyage expenses		(981)	(1,296)	(316)	(2,277)	(1,522)
Vessel operating expenses		(15,464)	(14,251)	(6,460)	(29,715)	(14,001)
Administrative expenses		(2,525)	(1,727)	(1,567)	(4,252)	(3,139)
Depreciation	7	(17,125)	(16,236)	(8,584)	(33,361)	(17,171)
Operating income		29,748	47,750	8,826	77,498	28,112
Interest income		5	7	14	12	143
Interest expense		(14,009)	(13,525)	(9,498)	(27,534)	(19,603)
Write-off of debt issuance costs		—	—	—	—	—
(Loss)/gain on derivatives	10	(2,783)	12,935	(6,648)	10,152	(28,551)
Foreign exchange (loss)/gain		(147)	104	701	(43)	(1,582)
Other financial items		(45)	(35)	(11)	(80)	(36)
Income/(loss) before tax		12,769	47,236	(6,616)	60,005	(21,517)
Income tax expense		(28)	(8)	(41)	(36)	(17)
Net income/(loss)		12,741	47,228	(6,657)	59,969	(21,534)

Earnings/(loss) per share:
Basic and Diluted	3	0.24	0.88	(0.12)	1.12	(0.40)

Unaudited Interim Financial Information Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2021	2021	2020	2021	2020
Net income/(loss)		12,741	47,228	(6,657)	59,969	(21,534)
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income/(loss)		12,741	47,228	(6,657)	59,969	(21,534)

The accompanying notes are an integral part of these condensed consolidated financial statements.

15	Flex LNG Ltd. Second Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		June 30,	March 31,	December 31,
	Note	2021	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	144,151	139,041	128,878
Restricted cash	4	56	53	84
Inventory		4,075	5,477	3,656
Other current assets	5	8,886	11,885	25,061
Receivables due from related parties	12	522	617	166
Total current assets		157,690	157,073	157,845

Non-current assets
Derivative instruments	10	3,100	4,451	109
Vessel purchase prepayment	7	—	54,000	289,600
Vessels and equipment, net	7	2,378,876	2,212,678	1,856,461
Other fixed assets		4	6	5
Total non-current assets		2,381,980	2,271,135	2,146,175
Total Assets		2,539,670	2,428,208	2,304,020

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	(77,674)	(74,099)	(64,466)
Derivative instruments	10	(12,958)	(13,224)	(23,434)
Payables due to related parties	12	(376)	(577)	(312)
Accounts payable		(665)	(5,122)	(3,373)
Other current liabilities	6	(40,624)	(22,849)	(40,247)
Total current liabilities		(132,297)	(115,871)	(131,832)

Non-current liabilities
Long-term debt	8,9	(1,555,348)	(1,451,204)	(1,337,013)
Total non-current liabilities		(1,555,348)	(1,451,204)	(1,337,013)
Total Liabilities		(1,687,645)	(1,567,075)	(1,468,845)

Equity
Share capital (June 30, 2021: 54,110,584 (December 31, 2020: 54,110,584) shares issued, par value $0.10 per share)	14	(5,411)	(5,411)	(5,411)
Treasury shares at cost (June 30, 2021: 827,344 (December 31, 2020: 202,797))	15	7,297	6,918	1,661
Additional paid in capital	16	(1,190,251)	(1,190,405)	(1,190,333)
Accumulated deficit		336,340	327,765	358,908
Total equity		(852,025)	(861,133)	(835,175)
Total Equity and Liabilities		(2,539,670)	(2,428,208)	(2,304,020)

The accompanying notes are an integral part of these condensed consolidated financial statements.

16	Flex LNG Ltd. Second Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2021	2021	2020	2021	2020

OPERATING ACTIVITIES
Net income/(loss)		12,741	47,228	(6,657)	59,969	(21,534)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	17,125	16,236	8,584	33,361	17,171
Amortization of debt issuance costs		1,215	1,165	427	2,380	863
Share-based payments	15	(154)	72	73	(82)	137
Foreign exchange (gain)/loss		147	(104)	(701)	43	1,582
Change in fair value of derivative instruments	10	1,085	(14,552)	6,210	(13,467)	28,021
Prepaid financing costs		—	—	32	—	6,538
Capitalized debt issuance costs		(2,340)	(1,689)	—	(4,029)	—
Other		(135)	27	168	(108)	145
Changes in operating assets and liabilities, net:
Inventory		1,402	(1,821)	(1,247)	(419)	(552)
Trade accounts receivable, net	5	—	4,050	1,457	4,050	4,726
Accrued income	5	(3,080)	5,155	50	2,075	2,136
Prepaid expenses	5	5,034	3,775	(1,773)	8,809	(9,363)
Other receivables	5	1,045	196	525	1,241	(2,003)
Receivables due from related parties	12	95	(451)	(123)	(356)	(464)
Payables due to related parties	12	(201)	265	(62)	64	304
Accounts payable		(4,457)	1,749	(2,238)	(2,708)	(290)
Accrued expenses	6	2,131	(1,031)	(1,456)	1,100	(3,088)
Deferred charter revenue	6	13,198	(16,933)	503	(3,735)	(6,458)
Other current liabilities	6	2,463	451	28	2,914	19
Provisions	6	(17)	115	61	98	92
Net cash provided by operating activities		47,297	43,903	3,861	91,200	17,982

INVESTING ACTIVITIES
Purchase of other fixed assets		—	(2)	—	(2)	—
Additions to vessels and equipment, net	8	(129,321)	(136,852)	91	(266,173)	106
Net cash (used in)/provided by investing activities		(129,321)	(136,854)	91	(266,175)	106

FINANCING ACTIVITIES
Purchase of treasury shares	14	(379)	(5,257)	—	(5,636)	—
Repayment of long-term debt	9	(12,519)	(19,995)	(9,264)	(32,514)	(16,875)
Proceeds from revolving credit facility	9	90,395	91,053	—	181,448	48,684
Repayment of revolving credit facility	9	(91,053)	(46,710)	—	(137,763)	(49,342)
Proceeds from long-term debt	9	123,290	100,000	—	223,290	—
Financing costs		(1,269)	—	(32)	(1,269)	(6,538)
Dividends paid	3	(21,316)	(16,085)	—	(37,401)	(5,411)
Net cash provided by/(used in) financing activities		87,149	103,006	(9,296)	190,155	(29,482)

17	Flex LNG Ltd. Second Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2021	2021	2020	2021	2020

Effect of exchange rate changes on cash		(12)	77	535	65	(1,711)
Net increase/(decrease) in cash, cash equivalents and restricted cash		5,113	10,132	(4,809)	15,245	(13,105)

Cash, cash equivalents and restricted cash at the beginning of the period	4	139,094	128,962	120,802	128,962	129,098
Cash, cash equivalents and restricted cash at the end of the period	4	144,207	139,094	115,993	144,207	115,993

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. Second Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Six months ended		Year ended
	June 30,	June 30,	December 31,
	2021	2020	2020

Number of shares outstanding
At beginning of period	53,907,787	54,110,584	54,110,584
Shares issued	—	—	—
Treasury shares purchased	(624,547)	—	(202,797)
At end of period	53,283,240	54,110,584	53,907,787

Share capital
At beginning of period	5,411	5,411	5,411
Shares issued	—	—	—
At end of period	5,411	5,411	5,411

Treasury shares
At beginning of period	(1,661)	—	—
Treasury shares purchased at cost	(5,636)	—	(1,661)
At end of period	(7,297)	—	(1,661)

Additional paid in capital
At beginning of period	1,190,333	1,190,049	1,190,049
Stock option expense	(82)	137	284
At end of period	1,190,251	1,190,186	1,190,333

Accumulated deficit
At beginning of period	(358,908)	(356,195)	(356,195)
Net income/(loss)	59,969	(21,534)	8,105
Dividends paid	(37,401)	(5,410)	(10,818)
At end of period	(336,340)	(383,139)	(358,908)

Total equity	852,025	812,458	835,175

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Second Quarter Results 2021

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2020 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2021.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our Condensed Consolidated Financial Statements.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

20	Flex LNG Ltd. Second Quarter Results 2021

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Net income/(loss)	12,741	47,228	(6,657)	59,969	(21,534)

Weighted average number of ordinary shares	53,307,183	53,668,939	54,110,584	53,487,062	54,110,584
Share options	156,000	186,000	—	156,000	—
Weighted average number of ordinary shares, adjusted for dilution	53,463,183	53,854,939	54,110,584	53,643,062	54,110,584

Net earnings per share:
Basic	0.24	0.88	(0.12)	1.12	(0.40)
Diluted	0.24	0.88	(0.12)	1.12	(0.40)

Dividends paid per share	0.40	0.30	—	0.70	0.10

On May 20, 2021, the Company’s Board of Directors declared a cash dividend for the first quarter of 2021 of $0.40 per share. The dividend was paid on June 16, 2021, to shareholders on record as of June 2, 2021.

21	Flex LNG Ltd. Second Quarter Results 2021

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2021	2021	2020
Cash and cash equivalents	144,151	139,041	128,878
Restricted cash	56	53	84
	144,207	139,094	128,962

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2021	2021	2020
Trade accounts receivable, net	—	—	4,050
Accrued income	3,949	869	6,024
Prepaid expenses	2,535	7,569	11,344
Other receivables	2,402	3,447	3,643
	8,886	11,885	25,061

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2021	2021	2020
Accrued expenses	(15,113)	(12,982)	(14,013)
Deferred charter revenue	(21,606)	(8,408)	(25,341)
Other current liabilities	(2,971)	(508)	(57)
Provisions	(934)	(951)	(836)
	(40,624)	(22,849)	(40,247)

22	Flex LNG Ltd. Second Quarter Results 2021

Note 7: Vessels and equipment, net
Movements in the six months ended June 30, 2021 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2021	1,919,441	25,000	1,944,441
Additions	347	—	347
Newbuildings	547,926	7,500	555,426
Disposals	—	—	—
At June 30, 2021	2,467,714	32,500	2,500,214

Accumulated depreciation
At January 1, 2021	(80,370)	(7,610)	(87,980)
Charge	(30,369)	(2,989)	(33,358)
Disposals	—	—	—
At June 30, 2021	(110,739)	(10,599)	(121,338)

Net book value
At January 1, 2021	1,839,071	17,390	1,856,461
At June 30, 2021	2,356,975	21,901	2,378,876

In January 2021, the Company successfully took delivery of its eleventh LNG carrier, Flex Freedom, which was constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. in South Korea. Flex Freedom was capitalized at a cost of $189.1 million, of which $181.6 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $3.1 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In January 2021, the Company successfully took delivery of its twelfth LNG carrier, Flex Volunteer, which was constructed at HSHI in South Korea. Flex Volunteer was capitalized at a cost of $182.9 million, of which $54.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $2.9 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In May 2021, the Company successfully took delivery of its thirteenth LNG carrier, Flex Vigilant, which was constructed at HSHI in South Korea. Flex Vigilant was capitalized at a cost of $183.4 million, of which $54.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $3.4 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

23	Flex LNG Ltd. Second Quarter Results 2021

Note 8: Capital commitments

Capital commitments for the Company as at June 30, 2021 are detailed in the table below:

(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Long-term debt obligations	82,522	85,375	180,002	259,653	422,473	623,692	1,653,717
Total	82,522	85,375	180,002	259,653	422,473	623,692	1,653,717

Note 9: Long-term debt

$100 Million Facility
In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

As of June 30, 2021, the total available commitment under the revolving tranche of the $100 Million Facility of $65.4 million was fully drawn. This is split as $45.4 million and $20.0 million between the amortizing and non-amortizing portions, respectively.

$125 Million Facility
In January 2021, the Company drew down $100 million under the term loan tranche of the $125 Million Facility upon delivery of our twelfth newbuilding LNG carrier, Flex Volunteer. The $25 million revolving tranche under the $125 Million Facility was not drawn upon delivery of the vessel.

As of June 30, 2021, the total available commitment under the revolving tranche of the $125 Million Facility of $25.0 million was fully drawn.

$629 Million Facility
In May 2021, the Company drew down $123.3 million under the $629 Million Facility upon delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into a total of 18 interest rate swap transactions, whereby LIBOR on an amortized notional principal of $722.1 million as per June 30, 2021 (December 31, 2020: $759.1 million), has been swapped to a fixed rate.

In March 2021, the Company terminated two swap transactions with notional principals of $83.3 million and $25.0 million and fixed rates of 0.45% and 2.00% respectively. The Company used the total net proceeds from settling the

24	Flex LNG Ltd. Second Quarter Results 2021

swaps to enter into one new interest rate swap transaction, whereby LIBOR on a notional principal of $25.0 million was swapped to a fixed rate of interest at 0.35%.

In June 2021, the Company entered into a swap transaction, whereby LIBOR on a notional principal of $50.0 million was swapped to a fixed interest rate of 0.74%

Our interest rate swap contracts as of June 30, 2021, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating, pay fixed	48,125	August 2020	August 2025	0.35%
Receiving floating, pay fixed	24,063	August 2020	August 2025	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	48,750	October 2020	October 2025	0.41%
Receiving floating, pay fixed	41,146	February 2021	February 2026	0.45%
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%
Receiving floating, pay fixed	50,000	June 2021	November 2025	0.74%
	722,084

As of June 30, 2021, the Company held a liability of $13.0 million (December 31, 2020: $23.4 million) and asset of $3.1 million (December 31, 2020: $0.1 million) in relation to these interest rate swaps.

The Company recorded a net loss on the interest rate swaps of $2.8 million in the three months ended June 30, 2021, which includes an unrealized loss of $1.1 million. This compares to a net gain of $12.9 million in the three months ended March 31, 2021, of which $14.6 million was unrealized gain.

The net loss on the interest swaps for the three months ended June 30, 2020 was $6.6 million, which includes an unrealized loss of $6.2 million.

25	Flex LNG Ltd. Second Quarter Results 2021

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at June 30, 2021 and December 31, 2020, consist primarily of cash, cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

26	Flex LNG Ltd. Second Quarter Results 2021

(figures in thousands of $)		June 30,	June 30,	December 31,	December 31,
		2021	2021	2020	2020
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	144,151	144,151	128,878	128,878
Restricted cash	Level 1	56	56	84	84
Derivative instruments receivable	Level 2	3,100	3,100	109	109
Derivative instruments payable	Level 2	(12,958)	(12,958)	(23,434)	(23,434)
Floating rate debt	Level 2	(1,357,493)	(1,376,070)	(1,120,172)	(1,135,616)
Fixed rate debt	Level 2	(275,529)	(291,665)	(281,307)	(306,621)

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2021.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A) and DNB (S&P Global rating: AA-).

27	Flex LNG Ltd. Second Quarter Results 2021

Note 12: Related party transactions

Related Party Balances
A summary of balances due from/(to) related parties at June 30, 2021, March 31, 2021 and December 31, 2020 are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2021	2021	2020
Seatankers Management Co. Ltd	(22)	39	—
Frontline Ltd	486	542	135
Frontline Management (Bermuda) Limited	(43)	(51)	(29)
Frontline Corporate Services Ltd	(8)	(15)	(13)
Frontline Management AS	(66)	(43)	(33)
Flex LNG Fleet Management AS	(237)	(467)	(234)
SFL Corporation Ltd	—	(1)	(2)
Northern Ocean Limited	36	36	31
Golden Ocean Management AS	—	—	(1)
Related party balance	146	40	(146)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Seatankers Management Co. Ltd	(61)	39	(63)	(22)	(112)
Seatankers Management Norway AS	(22)	(22)	(18)	(44)	(40)
Frontline Management (Bermuda) Limited	(76)	(57)	(35)	(133)	(45)
Frontline Management AS	(62)	(68)	(29)	(130)	(81)
Flex LNG Fleet Management AS	(755)	(911)	(402)	(1,666)	(743)
SFL Corporation Ltd	—	—	(1)	—	(2)
FS Maritime SARL	(167)	(90)	(75)	(257)	(75)
Northern Ocean Limited	1	1	—	2	—
Total related party transactions	(1,142)	(1,108)	(623)	(2,250)	(1,098)

We lease office space in Oslo, Norway from Seatankers Management Norway AS.

We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We have administrative services agreements with Frontline Management (Bermuda) Limited and Frontline Management AS under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

28	Flex LNG Ltd. Second Quarter Results 2021

We receive certain support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS, or other associated companies from time to time.

Flex LNG Fleet Management AS are responsible for the technical ship management of all our vessels. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $272,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended June 30, 2021, we paid $0.8 million to Flex LNG Fleet Management AS for these services (March 31, 2021: $0.9 million).

We have a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF 437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred.

In January 2021, the Company made a final payment of $130.5 million to a related party of Geveran Trading Co. Ltd. ("Geveran") upon delivery of our eleventh LNG carrier, Flex Freedom. In December 2020, the Company pre-positioned and deposited $125.8 million of the $130.5 million final payment into escrow accounts, which were released for payment upon delivery of the vessel in January 2021.

In January 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon delivery of our twelfth LNG carrier, Flex Volunteer.

In May 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon delivery of our thirteenth LNG carrier, Flex Vigilant.

Note 13: Share capital
The Company had an issued share capital at June 30, 2021 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2020: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

29	Flex LNG Ltd. Second Quarter Results 2021

Note 14: Treasury shares
In the six months ended June 30, 2021, the Company's Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program from $10.00 to $12.00 in February 2021 and subsequently to $14.00 in May 2021, or equivalent in NOK if bought at the Oslo Stock Exchange. The other terms of the program remain unchanged.

In the six months ended June 30, 2021, we repurchased 624,547 shares at an aggregate cost of $5.6 million, with a weighted average of $9.02 per share, pursuant to the buy-back program approved on November 19, 2020.

At June 30, 2021, we have repurchased an aggregate of 827,344 shares at a cost of $7.3 million, with a weighted average of $8.82 per share, pursuant to the buy-back program. At June 30, 2021, the remaining shares that could be purchased under the buy-back program was 3,283,240.

Note 15: Additional paid in capital
In June 2021, the Company reversed the previously recognized compensation cost of 30,000 share options due to forfeitures of these awards due to personnel leaving, three months after the requisite service period ended, pursuant to the Company's share option award policy.

Note 16: Subsequent events
In July 2021, the Company repurchased 72,656 shares, under the share buy-back program, at an aggregate cost of $1.0 million, bringing the total aggregate amount of repurchased to 900,000 shares.

In August 2021, an option was declared extending the variable rate time charter with an international energy major for Flex Amber, by an additional one year. The time charter was originally due to expire in the third quarter 2021 and will now expire in the third quarter 2022. The charterer has the option to extend the time charter by an additional one year period.

On August 16, 2021, the Company’s Board of Directors declared a cash dividend for the second quarter of 2021 of $0.40 per share. The dividend will be paid on or around September 16, 2021, to shareholders on record as of September 2, 2021. The ex-dividend date will be September 1, 2021.

On August 16, 2021, the Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program from $14.00 to $15.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The other terms of the program remain unchanged.

On August 16, 2021, the Company issued 585,000 share options to members of top management. The share options will have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest

30	Flex LNG Ltd. Second Quarter Results 2021

after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire. The following allocation of options have been made:
•Øystein Kalleklev, CEO Flex LNG Management AS, 250,000 options
•Halfdan Marius Foss, Head of Commerical Flex LNG Management AS, 185,000 options
•Knut Traaholt, CFO Flex LNG Management AS, 120,000 options
•Fergus Bristow, CAO Flex LNG Management Ltd, 30,000 options.

31	Flex LNG Ltd. Second Quarter Results 2021

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Net income/(loss)	12,741	47,228	(6,657)	59,969	(21,534)
Interest income	(5)	(7)	(14)	(12)	(143)
Interest expense	14,009	13,525	9,498	27,534	19,603
Income tax expense	28	8	41	36	17
Depreciation	17,125	16,236	8,584	33,361	17,171
EBITDA	43,898	76,990	11,452	120,888	15,114
Loss/(gain) on derivatives	2,783	(12,935)	6,648	(10,152)	28,551
Foreign exchange loss/(gain)	147	(104)	(701)	43	1,582
Adjusted EBITDA	46,828	63,951	17,399	110,779	45,247

32	Flex LNG Ltd. Second Quarter Results 2021

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

33	Flex LNG Ltd. Second Quarter Results 2021

(Unaudited figures in thousands of $, except per share data)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Net income/(loss)	12,741	47,228	(6,657)	59,969	(21,534)
Loss/(gain) on derivatives	2,783	(12,935)	6,648	(10,152)	28,551
Foreign exchange loss/(gain)	147	(104)	(701)	43	1,582
Adjusted net income	15,671	34,189	(710)	49,860	8,599

Weighted average number of ordinary shares	53,307,183	53,668,939	54,110,584	53,487,062	54,110,584

Adjusted earnings per share	0.29	0.64	(0.01)	0.93	0.16

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Vessel operating revenues	65,843	81,260	25,753	147,103	63,945
Less:
Voyage expenses	(981)	(1,296)	(316)	(2,277)	(1,522)
Time charter equivalent income	64,862	79,964	25,437	144,826	62,423

34	Flex LNG Ltd. Second Quarter Results 2021

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Time charter equivalent income	64,862	79,964	25,437	144,826	62,423

Fleet onhire days	1,123	1,061	546	2,183	1,092
Time charter equivalent rate	57,780	75,399	46,588	66,340	57,164

35	Flex LNG Ltd. Second Quarter Results 2021